Letter from the CEO

I, Aja N. Atwood, the Chief Executive Officer of Trella Technologies, Inc, hereby certify that the financial statements of Trella Technologies Inc and notes thereto for the periods ending December 31, 2023 and December 31, 2024 included in this Form C-AR filing are true and complete in all material respects.

As described below, Trella Technologies has continued its strategic evolution throughout 2024. In 2024, the Board of Directors voted to reduce the Board membership to one sole member, Aja Atwood. Additionally, we transitioned from a Benefit Corp due to a change in business model, as we no longer plan to manufacture products moving forward.

Building for the Long Term: A Marathon, Not a Sprint

I want to emphasize to our shareholders that our journey at Trella Technologies is a marathon, not a sprint. The past few years have been focused on identifying fundamental problems related to our business model amid significant uncertainty and persistent weakness in the cannabis and agritech markets. While it may appear from the outside that progress has been slow, we have been methodically evaluating what makes sense for sustainable long-term growth.

Our financial results reflect this deliberate approach. The significant reduction in our liabilities from $87,365 in 2023 to $10,663 in 2024 and our transition from a negative equity position of -$58,120 to a positive equity of $13,654 demonstrate our commitment to building a solid financial foundation. These improvements, combined with our reduced net loss from $50,633 to $40,961, show that our strategic pivots are beginning to yield positive results, even as we continue to invest in our future.

Market Evolution & Strategic Realignment

Our financial results for 2024 reflect our pivot toward a more sustainable business model focused on internally-driven R&D initiatives, potential future licensing opportunities, and IP protection. This strategic shift away from a B2C manufacturing model has positioned us to avoid potential supply chain disruptions associated with increasing global tariffs. By focusing on intellectual property and self-directed R&D through initiatives like The Freshest Harvest rather than physical product manufacturing, we've created a more resilient business model that can adapt to global economic fluctuations while requiring significantly less capital investment. This approach represents my continued faith as CEO in our technology's potential, even as we navigate challenging market conditions.

The substantial increase in our revenues from $2,062 in 2023 to $12,891 in 2024 validates this new direction, showing growing market traction despite the challenging environment. Our improved cash flow outlook for 2025, resulting from the elimination of debt service requirements, will further strengthen our operational capabilities.

Internal R&D: Deepening Our Commitment

In 2024, I established The Freshest Harvest as a CEO-initiated R&D vehicle, which contributed substantially to our revenue stream. This internal initiative demonstrates my continued personal commitment and belief in our technology's potential, even as external markets remain challenging. Rather than waiting for external validation, I've personally driven our R&D efforts forward, creating a structure that allows us to apply our technological innovations in real-world agricultural environments while generating revenue. This approach has provided valuable data and insights that continue to enhance our intellectual property portfolio while reflecting the founding team's unwavering confidence in our long-term vision.

A particularly exciting aspect of my R&D work through The Freshest Harvest included a successful grow trial with Jamaican Callaloo, demonstrating how our technology can work effectively with a diverse array of plants and trees. This successful trial, conducted with my personal oversight and investment, validates the versatility of our technology and its potential applications across various agricultural contexts. My commitment to this research demonstrates the founding team's continued belief in our vision, even in the face of market uncertainties. We will continue to expand in this area now that we're established in the Yucatan, where the tropical climate offers opportunities to test our technology with an even wider range of plant species.

The Long View: Tropical Fruit Research & Development

Our strategic focus on tropical fruit research in Mexico represents an important long-term investment. We want our shareholders to understand that tropical fruit cultivation operates on a different timeline than traditional crops, often requiring 2-3 years before harvest. While we are implementing methods to accelerate this process, we must acknowledge that meaningful results will take time.

This longer timeline is a deliberate choice. By focusing on tropical fruits in an environment with less regulatory bureaucracy, we're positioning ourselves in a market with significant growth potential. Mexico's favorable climate and agricultural heritage provide an ideal testing ground for our technology, allowing us to develop innovations that can eventually be applied globally.

Intellectual Property Expansion: Building Value Through Innovation

A notable achievement in 2024 was furthering our international intellectual property protection with our Mexican patent. This strategic expansion of our IP portfolio strengthens our position in North American agricultural markets and provides additional licensing opportunities with partners operating in Mexico and Central America. This patent is particularly valuable as we deepen our research initiatives in the Yucatan peninsula, ensuring our innovations are protected in the regions where we operate.

Capital Structure & Financial Strategy

During 2024, our note converted and we issued an additional 7,858 shares, bringing the total number of Class B shares issued to 150,404 out of 1,000,000 authorized. This capital restructuring reflects our commitment to creating long-term value for our shareholders while maintaining the financial flexibility needed to pursue our strategic initiatives.

Throughout 2024, we maintained tight expense management and successfully reduced long-term liabilities, significantly improving our balance sheet strength. This financial discipline, coupled with continued support from our Co-Founder & CEO, has positioned us for sustainable growth despite ongoing market challenges. By reducing our debt burden and operating expenses, we've created a more efficient organization that can maximize the impact of our R&D investments.

Future Growth Initiatives: Patience and Persistence

We are excited to continue our R&D efforts in the Yucatan peninsula, which allows us to expand our research into tropical fruiting trees while learning to grow in a more challenging environment. This expansion aligns perfectly with our focus on R&D partnerships and IP development. While the recent reduction in agriculturally focused federal grants has removed opportunities for collaboration with potential partners in the education space in the US, we've begun developing promising relationships with agriculturally focused communities here in Mexico. These local partnerships provide access to traditional agricultural knowledge, diverse growing environments, and potential future licensing opportunities that complement our technological approach.

I want to remind our investors that our growth story will continue to unfold, but it will take time. The shift from a manufacturing-focused model to one centered on R&D and intellectual property represents a fundamental change in how we create and capture value. While the financial impact of this transition is already becoming visible through our improved financial metrics, the full realization of our potential will require patience as our research efforts mature and our partnerships deepen.

As we move forward, we remain committed to innovation and strategic partnerships. We thank our shareholders, customers, and partners for their continued support and trust as we adapt and grow in these transformative times. Your support is invaluable as we strive toward a sustainable and successful future.

Mad Peace and Love,

Aja N. Atwood CEO, Trella Technologies

Chief Executive Officer, Trella Technologies, Inc.

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of April 22, 2025.

DocuSigned by:

Aja Atwood

_____CB6A18016DD94A0_____ Signature (CEO, Board Member)

Aja Atwood   CEO, President
_____Name, Title

    4/27/2025

_____Date

TRELLA TECHNOLOGIES, Inc
Index to Financial Statements
(unaudited)

FINANCIAL STATEMENTS:

TRELLA TECHNOLOGIES, Inc
PROFIT and LOSS
DECEMBER 31, 2024 AND 2023
(unaudited)

	TOTAL	
	JAN - DEC 2024	JAN - DEC 2023 (PY)
Income		
Interest Income		0.25
Sales	2,290.98	
Service		2,061.60
The Freshest Harvest	10,600.00	
Total Income	**$12,890.98**	**$2,061.85**
GROSS PROFIT	**$12,890.98**	**$2,061.85**
Expenses		
Accounting fees	2,489.10	
Advertising & marketing	142.14	934.45
Social media		95.40
Total Advertising & marketing	**142.14**	**1,029.85**
Bank fees & service charges	1,341.00	1,340.26
Depreciation	461.00	768.00
Filing Fees		430.00
Interest Expense	13,386.00	
Interest paid		
Business loan interest		16,598.38
Credit card interest	3,062.47	2,458.43
Total Interest paid	**3,062.47**	**19,056.81**
Legal fees	7,215.00	2,464.00
Meals		447.77
Office expenses		
Office supplies	12.45	
Small tools and equipment	57.84	21.21
Software & apps	3,436.54	7,671.91
Total Office expenses	**3,506.83**	**7,693.12**
Patent Fee	1,755.40	589.72
PayPal Fees	84.25	
Payroll expenses		
Payroll Processing Fees	240.14	659.84
Total Payroll expenses	**240.14**	**659.84**
Rent	2,671.00	2,102.73
Repairs & maintenance		400.00
Shipping	174.53	770.28
Square Fees		10.02
Stripe Fees		-43.51
Subcontractor expenses	10,530.00	7,423.83
Supplies & materials	5,513.15	4,346.78
Taxes & Licences	325.00	167.46

Trella Technologies

Profit and Loss

January - December 2024

	TOTAL	
	JAN - DEC 2024	JAN - DEC 2023 (PY)
Taxes paid	500.00	
Travel	31.00	2,537.13
Vehicle gas & fuel		109.97
Web Design & Hosting Expense	423.92	390.74
Total Expenses	**$53,851.93**	**$52,694.80**
NET OPERATING INCOME	**$ -40,960.95**	**$ -50,632.95**
NET INCOME	**$ -40,960.95**	**$ -50,632.95**

TRELLA TECHNOLOGIES, Inc
BALANCE SHEET
FOR THE YEARS ENDED DECEMBER 31, 2024 AND 2023
(unaudited)

	TOTAL	
	AS OF DEC 31, 2024	AS OF DEC 31, 2023 (PY)
ASSETS		
Current Assets		
Bank Accounts		
Capital One Business Savings 4399	1.04	1.04
Capital One Checking Account 4401	33.71	5.08
PayPal Bank	330.00	0.00
Rockland Checking 2352	-920.87	3,905.68
Total Bank Accounts	**$ -556.12**	**$3,911.80**
Other Current Assets		
Inventory	24,422.24	24,422.24
Total Other Current Assets	**$24,422.24**	**$24,422.24**
Total Current Assets	**$23,866.12**	**$28,334.04**
Fixed Assets		
3D Printers	3,999.00	3,999.00
Accumulated Depreciation	-7,657.00	-7,196.00
Computers & tablets	2,770.00	2,770.00
Grow Equipment	1,338.00	1,338.00
Total Fixed Assets	**$450.00**	**$911.00**
Other Assets		
Accumulated Amortization	-8,860.97	-8,860.97
Capitalized Loan Costs	8,860.97	8,860.97
Total Other Assets	**$0.00**	**$0.00**
TOTAL ASSETS	**$24,316.12**	**$29,245.04**
LIABILITIES AND EQUITY		
Liabilities		
Current Liabilities		
Credit Cards		
Amex Amazon Business Prime (2004) - 5	7,994.97	7,929.85
Rockland Credit Card 9054	2,667.56	3,018.39
Total Credit Cards	**$10,662.53**	**$10,948.24**
Total Current Liabilities	**$10,662.53**	**$10,948.24**
Long-Term Liabilities		
Bond Payable WeFunder	0.00	72,033.00
Loan Vision X Partners	0.00	4,383.83
Total Long-Term Liabilities	**$0.00**	**$76,416.83**
Total Liabilities	**$10,662.53**	**$87,365.07**

	TOTAL	
	AS OF DEC 31, 2024	AS OF DEC 31, 2023 (PY)
Equity		
Additional Paid In Capital		
Digital Nation	50,000.00	50,000.00
Partner Capital - Aja	89,118.34	61,802.77
Partner Capital - Andres	-25,372.29	-25,372.29
StartEngine	380,105.38	380,105.38
Total Additional Paid In Capital	**493,851.43**	**466,535.86**
Retained Earnings	-524,655.89	-474,022.94
WeFunder	85,419.00	
Net Income	-40,960.95	-50,632.95
Total Equity	**$13,653.59**	**$ -58,120.03**
TOTAL LIABILITIES AND EQUITY	**$24,316.12**	**$29,245.04**

TRELLA TECHNOLOGIES, Inc
STATEMENTS OF Changes in Stockholders' Equity
FOR THE YEARS ENDED DECEMBER 31, , 2024, 2023, 2022 AND 2021
(unaudited)

	Common Stocks - Class A		Common Stocks - Class B		Retained Earnings/ Accumulated Deficit	Total Shareholder Equity
	Shares	Amount	Shares	Amount		
Balance - December 31, 2021	1,000,000.00	41,040.00	34,979	$50,000.00	-$420,413.00	-$379,373.00
Capital Contribution - Digital Nations		$20,682.00	11,333	$50,000.00		
Distribution - Team/Board			38,900			
Net Income/Loss					-$114,255.00	-$114,255.00
Balance - December 31, 2022	1,000,000.00	61,722.00	85,212	$50,000.00	-$534,668.00	-$493,628.00
Capital Contribution		$32,374.47				
Distribution - VXP			57,334			
Net Income/Loss					-$50,632.95	-$50,632.95
Balance - December 31, 2023	1,000,000.00	94,096.47	142,546	$50,000.00	-$585,300.95	-$541,260.95
WeFunder Note Conversion			7,858	$85,419.00		$85,419.00
Net Income/Loss					-$40,960.95	-$40,960.95
Balance - December 31, 2024	1,000,000.00	94,096.47	150,404	$135,419.00	-$626,261.90	-$496,802.90

TRELLA TECHNOLOGIES, Inc
STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2024 AND 2023
(unaudited)

Trella Technologies
Statement of Cash Flows
January - December 2024

		Total
OPERATING ACTIVITIES		
Net Income		-40,960.95
Adjustments to reconcile Net Income to Net Cash provided by operations:		
Accumulated Depreciation		461.00
Amex Amazon Business Prime (2004) - 5		65.12
Rockland Credit Card 9054		-350.83
Affirm Loan		0.00
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	$	175.29
Net cash provided by operating activities	-$	40,785.66
FINANCING ACTIVITIES		
Bond Payable WeFunder		-72,033.00
Loan Vision X Partners		-4,383.83
Additional Paid In Capital:Partner Capital - Aja		27,315.57
WeFunder		85,419.00
Net cash provided by financing activities	$	36,317.74
Net cash increase for period	-$	4,467.92
Cash at beginning of period		3,911.80
Cash at end of period	-$	556.12

Statement of Cash Flows
January - December 2023

	Total
OPERATING ACTIVITIES	
Net Income	-50,632.95
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Accounts Receivable (A/R)	703.08
Accumulated Depreciation	768.00
Amex Amazon Business Prime (2004) - 5	7,929.85
Rockland Credit Card 9054	182.43
Rockland Credit Card 9062	-506.99
Affirm Loan	0.00
PayPal Loan	-1,259.16
Short-term business loans Reliant	-2,985.54
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	$ 4,831.67
Net cash provided by operating activities	-$ 45,801.28
FINANCING ACTIVITIES	
Loan Vision X Partners	4,383.83
Additional Paid In Capital:Partner Capital - Aja	32,374.47
Net cash provided by financing activities	$ 36,758.30
Net cash increase for period	-$ 9,042.98
Cash at beginning of period	12,954.78
Cash at end of period	$ 3,911.80

NOTE 1 – NATURE OF OPERATIONS

Trella Technologies, was formed on November 3, 2016 in the state of Massachusetts. The financial statements of Trella Technologies, Inc (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Norwood, Massachusetts..

Trella Technologies provides technical, innovative solutions to make indoor and urban farming a sustainable, long lasting industry. The new concept of growing plants horizontally was invented which was opposite to the existing methods that were mostly manual, labor-intensive, and inefficient. The two prototyped, built (and built again) what would become Trella Technologies' unique plant-training solution, the Trella Gro LST.

The TrellaGro LST is an automated low-stress training solution to grow tall plants in small spaces. TrellaGro LST has multiple applications. Our system helps indoor cultivators (including residential and commercial growers) grow taller/fruit-bearing crops in spaces that were previously problematic due to height constraints: spaces with low ceilings, or vertical/stacked arrangements like those found in urban farms, freight containers, basements, grow tents and closets.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during the reporting periods. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1- Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities
in active markets.

Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.

Level - Unobservable inputs which are supported by little or no market activity.
3

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2019 and 2020. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values.

Cash and Cash Equivalents
Cash and cash equivalents include all cash in banks. The Company's cash are deposited in demand accounts at financial institutions that management believes are creditworthy.

Property and Equipment
Property and equipment are stated at cost. Normal repairs and maintenance costs are charged to earnings as incurred and additions and major improvements are capitalized. The cost of assets retired or otherwise disposed of and the related depreciation are eliminated from the accounts in the period of disposal and the resulting gain or loss is credited or charged to earnings.

Depreciation is computed over the estimated useful lives of the related asset type or term of the operating lease using the straight-line method for financial statement purposes. The estimated service lives for property and equipment is as follows:

Category: Equipment
Useful Life: 3-5 years

Impairment of Long-lived Assets
Long-lived assets, such as property and equipment and identifiable intangibles with finite useful lives, are periodically evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We look for indicators of a trigger event for asset impairment and pay special attention to any adverse change in the extent or manner in which the asset is being used or in its physical condition. Assets are grouped and evaluated for impairment at the lowest level of which there are identifiable cash flows, which is generally at a location level. Assets are reviewed using factors including, but not limited to, our future operating plans and projected cash flows. The determination of whether impairment has occurred is based on an estimate of undiscounted future cash flows directly related to the assets, compared to the carrying value of the assets. If the sum of the undiscounted future cash flows of the assets does not exceed the carrying value of the assets, full or partial impairment may exist. If the asset carrying amount exceeds its fair value, an impairment charge is recognized in the amount by which the carrying amount exceeds the fair value of the asset. Fair value is determined using an income approach, which requires discounting the estimated future cash flows associated with the asset.

Income Taxes

Trella Technologies Inc. is a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

For the tax year 2024, the Company filed its federal tax return and reported total income of $12,891. The Company did not owe any federal income tax for the year. However, the Company owed $456 in Massachusetts state income tax,

The Company has filed all necessary tax returns from inception through 2024 and is not currently under examination by the Internal Revenue Service or state regulatory agencies.

Revenue Recognition
The Company recognizes revenue from product sales, consulting services, and educational products. For product sales, revenue is recognized when the customer takes control of the goods, typically at the time of shipment. For consulting services, revenue is recognized as services are performed. For educational products, revenue is recognized when the product is delivered and the customer takes control.

For further details on revenue recognition, please refer to the "Management's Discussion and Analysis of Financial Condition and Results of Operations" section of this annual report (Form C-AR).

Concentration of Credit Risk
The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

NOTE 3 – DEBT

Current Liabilities include the below:

Liabilities and Equity Comparison

As of December 31, 2024 vs December 31, 2023

LIABILITIES AND EQUITY	DEC 31, 2024	DEC 31, 2023
Liabilities		
Current Liabilities		
Credit Cards		
Amex Amazon Business Prime (2004) – 5	$7,994.97	$7,929.85
Rockland Credit Card 9054	$2,667.56	$3,018.39
Total Credit Cards	**$10,662.53**	**$10,948.24**
Total Current Liabilities	**$10,662.53**	**$10,948.24**
Long-Term Liabilities		
Bond Payable WeFunder	$0.00	$72,033.00
Loan Vision X Partners	$0.00	$4,383.83
Total Long-Term Liabilities	**$0.00**	**$76,416.83**
Total Liabilities	**$10,662.53**	**$87,365.07**
Equity		
Additional Paid In Capital		
Digital Nation	$50,000.00	$50,000.00
Partner Capital – Aja	$89,118.34	$61,802.77
Partner Capital – Andres	-$25,372.29	-$25,372.29
StartEngine	$380,105.38	$380,105.38
Total Additional Paid In Capital	**$493,851.43**	**$466,535.86**
Retained Earnings	-$524,655.89	-$474,022.94
WeFunder	$85,419.00	$0.00
Net Income	-$40,960.95	-$50,632.95
Total Equity	**$13,653.59**	**-$58,120.03**
TOTAL LIABILITIES AND EQUITY	**$24,316.12**	**$29,245.04**

Based on the financial statements provided earlier, the liabilities for the company decreased significantly from $87,365 in 2023 to $10,663 in 2024. This dramatic reduction is primarily due to the elimination of long-term liabilities, including the Bond Payable WeFunder ($72,033) and the Loan Vision X Partners ($4,384) that were present in 2023. The credit card debt remained relatively stable with a slight decrease from $10,948 in 2023 to $10,663 in 2024. The cash position for 2025 will be improved as payments to cover the VXP loan will not be present.

NOTE 4 – COMMITMENTS AND CONTINGENCIES

Contingencies
The Company's operations are subject to a variety of local and state regulation. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims
From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2024, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

NOTE 5 – SHAREHOLDER EQUITY

Common Stock
The Company is authorized to issue 1,000,000 shares of common stock class A and 1,000,000 shares of common stock class B. As of December 31, 2024, 1,000,000 shares of class A, 150,404 shares of class B have been issued.

NOTE 6 – RELATED PARTY TRANSACTIONS

In 2022, Trella Technologies, Inc. engaged VXP, a company owned by Abdo Riani, a member of our board of directors, to provide engineering and marketing services. As part of this engagement, a credit limit of $10,000 was issued to VXP to cover the costs of the work performed. The transaction was approved by the CEO, President and Treasurer of the Company in accordance with the company's bylaws. We believe that the terms of this transaction were comparable to those that could have been obtained from unrelated third parties. In 2024, the VXP payment obligation was reclassified from a long-term loan liability to a short-term accounts payable, as it no longer carries interest or fees characteristic of formal debt and is now treated as a standard vendor payment to be invoiced. As of March 31, 2025 the total outstanding balance due to VXP is $1,612.35.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events that occurred after December 31, 2024 through April 1, 2025. There have been no other events or transactions during this time that would have a material effect on the balance sheet.